 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 2
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

FSP GALLERIA NORTH CORP.
(Name of Subject Company)

MORAGA GOLD LLC, MPF FLAGSHIP FUND 13, LLC, MPF SENIOR NOTE PROGRAM II, LP,
MPF DEWAAY FUND 7, LLC, AND MACKENZIE PATTERSON FULLER, LP
(Bidders)

SHARES OF PREFERRED STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$1,025,000	$40.28

*	For purposes of calculating the filing fee only. Assumes the purchase of 41 Shares at a purchase price equal to $25,000 per Share in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $40.28
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: SEPTEMBER 17, 2008

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by Moraga Gold, LLC, MPF Flagship Fund 13, LLC, MPF Senior Note Program II, LP, MPF DeWaay Fund 7, LLC. (collectively the “Purchasers”) to purchase up to 41 shares of preferred stock (the “Shares”)  in FSP Galleria North Corp. (the “Corporation”), the subject company, at a purchase price equal to $25,000 per Share, less the amount of any distributions declared or made with respect to the Shares between September 17, 2008 (the “Offer Date”) and November 7, 2008 (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 17, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal.

We are amending the previous Final Amendment, as the tendered Shares figure was incorrect.  One (1) unit was tendered and was allocated among the Purchasers as follows:

MORAGA GOLD, LLC - 0.25 SHARES
MPF FLAGSHIP FUND 13, LLC - 0.75 SHARES

                    SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 2008

Moraga Gold LLC, MPF Flagship FUND 13, LLC, MPF SENIOR NOTE PROGRAM II LP, MPF DEWAAY FUND 7, LLC

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President